



EASTMAIN

NEWS RELEASE

Eastmain Discovers Visible Gold Zone – 37.8 g/t Au at Éléonore South

Trading Symbol: ER – The Toronto Stock Exchange **August 30, 2007**

Eastmain Resources Inc. (ER-TSX) is pleased to announce the discovery of **visible gold (VG)** along a length of 11 metres in trenching of a new zone referred to as the **VG Zone** at the Éléonore South project, a joint venture with Les Mines Opinaca Ltée, a wholly owned subsidiary of Goldcorp Inc. (TSX: G, NYSE: GG) and Azimut Exploration Inc. (TSX Venture: AZM). Samples taken across the new **VG Zone** assayed **5.33 grams per tonne gold over 8.0 metres** and include an interval grading **20 grams per tonne gold over 2.0 metres.**

The **VG Zone** (Map 1, Trench ELS-07-1E3) lies within the **JT Target** Area approximately 80 metres north of the original JT Target trench (ELS-06-1E1), within the same package of altered Roberto-type sediments. Trench ELS-06-1E1 assayed 1.49 g/t gold across 16.0 metres and 500 metres to the south, the WB showing assayed 5.72 g/t in a grab sample within gold-bearing altered sediments. Additional low-grade gold, found in arsenopyrite-bearing sediments immediately east of the VG Zone, returned values of 1.05 g/t gold across 7.0 metres and 0.97 g/t gold over 12.0 metres.

Multiple targets have been defined on the property within a favourable gold-enriched soil geochemical corridor extending for more than ten kilometres in length. These priority targets are currently being trenched and channel sampled as part of a 6,500-metre trenching program. To date, trenching and channel sampling confirm a local in-situ ground source for soil anomalies over the JT Target Area. Over 1,750 metre-long channel samples and 300 grab samples have been submitted for assay thus far.

Trenching and channel sampling carried out over the past two months has expanded the JT Target Area and confirmed a sedimentary-hosted gold setting similar to that found at Goldcorp's Roberto deposit. Approximately 100 metre-long channel samples, taken from a 600-by-300-metre area within these altered sedimentary rocks, assayed from 0.10 to **37.8 g/t gold**. Assays for 480 channel samples, including 140 samples from the VG Zone, trench ELS-07-1E5 and the WB showing, are pending. An additional 1,000 samples are planned for other property-wide targets.

The current program is also utilizing Induced Polarization surveys to search for buried metallic targets within the prospective corridor. Induced Polarization (IP) surveys have been completed at a 200-metre line spacing for a length of 12 kilometres and at a 100-metre line spacing across the JT Target Area. Multiple chargeability (IP) highs, locally coincident with altered sediments and anomalous gold in soils, have been detected. Detailed follow-up IP surveys have been completed on 11 other priority areas, which will subsequently be trenched or drilled.

Fieldwork is performed under the supervision of Frank Kendle, P. Geo. This press release was prepared by geologist Dr. Donald J. Robinson, P. Geo, qualified person as defined by National Instrument 43-101. Rock samples were analyzed by fire assay methods at ALS Chemex Ltd.

The Éléonore South project is located immediately south of Goldcorp's Éléonore project, which includes the Roberto gold deposit.

Eastmain is a Canadian gold exploration company with 100% ownership of the Eau Claire and Eastmain gold deposits, located in James Bay, Québec. The Company has budgeted a minimum of $3.5 million for gold and base metal exploration in Québec and Ontario for 2007. Eastmain's Québec project portfolio includes twelve properties covering over 1200 km² in the Eastmain/Opinaca gold camp.

For further information please contact Eastmain Resources Inc.: Dr. Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: info@eastmain.com or visit our website at www.eastmain.com.

Eleonore South Project
JT Target Area - Trenching and Assay Data



L 2401 N
L 2300 N
Visible Gold Zone
5.33 g/t Au / 8.0m
incl. 20.0 g/t Au/2.0m
L 2200 N
ELS-07-1E5
ELS-07-1E4
L 2100 N
ELS-07-02
ELS-07-1E3
L 2000 N
ELS-07-1E2
JT Trench
ELS-06-1E1
1.49 g/t Au/16 m
ELS-06-1E1
L 1900 N
ELS-06-1D
L 1800 N
ELS-07-03
L 1700 N
L 1600 N
L 1500 N
ELS-06-1A
WB showing
up to 5.72 g/t Au
L 800 E
ELS Rock Assays
Au ppb
1,000 to 10,000
500 to 1,000
100 to 500
50 to 100
10 to 50
-10 to 10
Trench
ELS-07-1E3
300 m
Eastmain Resources Inc.

Eleonore South Project - Regional Geology



N
Eleonore Project (Les Mines Opinaca)
Roberto Gold Deposit
JT Target Area
Eleonore South West Block
Eleonore South Project
Eastmain - Goldcorp - Azimut
5 km
Legend
Glacial cover, no outcrop
Granite
Pegmatite
Diorite
Paragneiss
Sediments (Wache)
Conglomerate
Felsic Volcanic
Mafic Volcanic
Silicified zone
Andalusite zone
Arsenopyrite
Eleonore Property geology taken from Virigina 2005 Corporate presentation.

August 2007

Eleonore South Project - Rock Assay Data



N
Eleonore Property (Goldcorp Inc.)
Opinaca Reservoir
West Block
Visible Gold Zone
5.33 g/t Au /8.0m
incl. 20.0 g/t Au /2m
JT Trench 06-1E1
1.49 g/t Au / 16.0m
WB Showing
5.72 g/t Au
3.62 g/t Au
11.4 g/t Au
ELS Rock Assay Data
Au ppb
1,000 to >10,000
500 to 1,000
100 to 500
50 to 100
10 to 50
Channel Sample:
5.33 g/t Au / 8.0 m
Grab Sample (outcrop)
5.27 g/t Au
Grab Sample (boulder)
11.4 g/t Au
5 km
END

Eastmain Resources Inc.

August 2007